

Mail Stop 3561

March 24, 2008

Thomas E. Skains
Chief Executive Officer
Piedmont Natural Gas Company, Inc.
4720 Piedmont Row Drive,
Charlotte, North Carolina 28210

> **Re:** **Piedmont Natural Gas Company, Inc.**
> **Form 10-K for the Fiscal Year Ended October 31, 2007**
> **Filed December 28, 2007**
>
> **Definitive Schedule 14A**
> **Filed January 22, 2008**
> **File No. 1-6196**

Dear Mr. Skains:

We have reviewed your response dated March 17, 2008 to our comments and have the following comments. You should comply with the comments in all future filings, as applicable. Please confirm in writing that you will do so, and also explain to us how you intend to comply. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Form 10-K for the Fiscal Year Ended October 31, 2007

1. We note your response to comment six of our letter dated February 13, 2008. Please provide to us the original purchase price allocation for your initial 50% interest in Eastern NC and subsequent purchase of the remaining non-controlling interest. It is unclear to us when Eastern NC was included the Company's rate base as it would appear that APEC only had an oversight role in the development of Eastern NC. Similarly, it is indeterminable when 100% of Eastern NC's assets were included in the Company's rate base. In this regard, if 100% of Eastern NC was included in rate base from the original acquisition date, then explain why a gain was recorded on the subsequent purchase of the non controlling interest. Explain why the extinguishment of the minority interest resulted in a gain as opposed to the recording of a regulatory liability. Lastly, tell us the amount of the gain recorded. Please be detailed in your response.

Definitive Schedule 14A filed January 22, 2007

Related Party Transactions, page 9

2. We note your response to prior comment two of our letter dated February 13, 2008. The heading of the comment should have referenced page nine of the proxy statement where you include a paragraph and two bullet points under the heading Related Party Transactions. We reissue the comment as it relates to the disclosure that appears on page 66-70 of your Form 10-K.

Executive Compensation, page 20

Compensation Discussion and Analysis, page 20

3. We are in receipt of your response to comment 13 of our letter dated February 13, 2008. We note your proposed disclosure which indicates that EPS growth is an example of a key performance objective for purposes of base salary. Please revise to clarify whether you assess EPS growth generally speaking or if you base your decision to award additional base salary upon an EPS target. If the latter, please disclose this target, such as you have with respect to other components of executive compensation. Further, please discuss any discretion that may be exercised in granting these awards absent attainment of the stated performance goals.

4. We are in receipt of your response to comment 15 of our letter dated February 13, 2008. While we understand that the financial targets for 2008 are not being set under a new or modified program or policy, please tell us whether the performance targets are material to an understanding of your compensation policies.

    As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

    Any accounting-related questions may be directed to Robert Babula, Staff Accountant at (202) 551-3339 or Mike Moran, Branch Chief at (202) 551-3841. Questions on other disclosure issues may be directed to Mara Ransom, Branch Chief, at (202) 551-3264, or me at (202) 551-3720 if you have any questions regarding your filing or this review.

Sincerely,

H. Christopher Owings
Assistant Director

cc: David J. Dzuricky
        Senior Vice President and Chief Financial Officer
        Fax: (704) 731-4097